Exhibit 99.1

SINA Reports Second Quarter 2015 Financial Results

SHANGHAI, China—August 18, 2015—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•          Net revenues increased 14% year over year to $213.6 million. Non-GAAP net revenues increased 14% year over year to $211.0 million.

•          Advertising revenues grew 13% year over year to $176.3 million. Non-advertising revenues were $37.3 million. Non-GAAP non-advertising revenues were $34.7 million.

•          Net income attributable to SINA was $11.7 million, or $0.19 diluted net income per share attributable to SINA. Non-GAAP net income attributable to SINA was $4.0 million, or $0.06 non-GAAP diluted net income per share attributable to SINA.

“We are delighted that SINA has further implemented its vertical and mobile strategies and launched a set of constructive corporate actions to better leverage SINA’s brand equity, capture business opportunities and give momentum to the capital market,” said Charles Chao, Chairman and CEO of SINA. “We have great confidence in the core business of the Company and the long-term growth we could achieve. On the mobile front, we have continually witnessed robust growth in user traffic and improved monetization for the past quarters.” Mr. Chao added.

“On the Weibo side, we continued to show strong momentum in both operational and financial fronts. In the second quarter 2015, Weibo recorded a non-GAAP earnings of $10.9 million, well above the street consensus. We are confident that with Weibo’s firm execution in growing user base and engagement, capitalizing on the mobile strategy and leveraging partnership with Alibaba to enable e-commerce transactions, the powerful social media platform and cohesive ecosystem that we have built can better fulfill the needs of users, customers and merchants at various dimensions and can generate sustainable earnings and cash flows and create long-term value to our shareholders.” Mr. Chao concluded.

Second Quarter 2015 Financial Results

For the second quarter of 2015, SINA reported net revenues of $213.6 million, compared to $187.0 million for the same period last year. Non-GAAP net revenues for the second quarter of 2015 totaled $211.0 million, compared to $184.4 million for the same period last year.

Online advertising revenues for the second quarter of 2015 were $176.3 million, compared to $155.8 million for the same period last year. The year-over-year growth in online advertising revenues resulted from an increase of $28.3 million in Weibo advertising and marketing revenues, offset by a decline of $7.9 million in portal advertising revenues.

Non-advertising revenues for the second quarter of 2015 were $37.3 million. Non-GAAP non-advertising revenues for the second quarter of 2015 were $34.7 million, compared to $28.6 million for the same period last year. The year-over-year growth in non-GAAP non-advertising revenues was mainly attributable to portal’s new business initiatives and the increases in revenues from Weibo’s game business and membership fees, partly offset by a decrease in Weibo data license revenue.

Gross margin for the second quarter of 2015 was 60%, compared to 61% for the same period last year. Advertising gross margin for the second quarter of 2015 was 61%, compared to 59% for the same period last year. Non-advertising gross margin for the second quarter of 2015 was 54%, compared to 67% for the same period last year. The decline in non-advertising margin was primarily due to lower margin contribution of portal’s new business, which is at the early stage of development.

Operating expenses for the second quarter of 2015 totaled $134.4 million, compared to $138.6 million for the same period last year. Non-GAAP operating expenses for the second quarter of 2015 totaled $120.1 million, compared to $116.9 million for the same period last year, primarily due to higher personnel costs, partially offset by decrease in sales and marketing expenditures.

Loss from operations for the second quarter of 2015 was $6.8 million, compared to $25.2 million for the same period last year. Non-GAAP income from operations for the second quarter of 2015 was $6.0 million, compared to a non-GAAP loss of $5.4 million for the same period last year.

Non-operating income for the second quarter of 2015 was $22.8 million, compared to a non-operating income of $31.2 million for the same period last year. Non-operating income for the second quarter of 2015 mainly included: (i) an $18.9 million gain from sale of marketable securities, which is excluded under non-GAAP measure; and (ii) a $5.5 million loss from equity method investment in E-House and reported one-quarter in arrears. Non-operating income for the second quarter of 2014 mainly included: (i) a gain of $29.1 million from Tencent’s acquisition of a 15% equity interest in Leju, a subsidiary of E-House, on a fully diluted basis from E-House; and (ii) a $6.8 million loss from the change in fair value of investor option liability in connection with Alibaba’s investment in Weibo.

Net income attributable to SINA for the second quarter of 2015 was $11.7 million, compared to $16.6 million for the same period last year. Diluted net income per share attributable to SINA for the second quarter of 2015 was $0.19, compared to $0.25 for the same period last year. Non-GAAP net income attributable to SINA for the second quarter of 2015 was $4.0 million, compared to $12.1 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA for the second quarter of 2015 was $0.06, compared to $0.17 for the same period last year.

As of June 30, 2015, SINA’s cash, cash equivalents and short-term investments totaled $1.9 billion, compared to $2.2 billion as of December 31, 2014. The decrease in cash, cash equivalents, and short-term investments was mainly due to the new investments made in the second quarter of 2015. For the second quarter of 2015, net cash provided by operating activities was $121.4 million, capital expenditures totaled $12.8 million, and depreciation and amortization expenses amounted to $9.9 million.

Other Developments

On April 11, 2014, the Company announced the adoption of a share repurchase program whereby SINA is authorized to repurchase its own ordinary shares with an aggregate value of up to $500 million. As of May 31, 2015, the expiration date of the program, the Company has repurchased approximately 8.1 million shares under the program for approximately $311 million in cash.

On June 1, 2015, the Company announced that it has entered into a legally binding subscription agreement with Charles Chao, Chairman and CEO of the Company, for the issuance and sale of 11,000,000 newly issued ordinary shares of the Company to Mr. Chao for a total purchase price of approximately $456 million in cash. The per share purchase price is $41.49, representing the average closing trading price of SINA’s ordinary shares for the 30 trading days ended May 29, 2015. The closing is expected to take place upon satisfaction of customary closing conditions. The shares subscribed under this transaction will be subject to a contractual lock-up restriction for six months after the closing.

On June 19, 2015, the Company announced that it has joined a consortium with respect to the proposed going-private transaction of E-House (China) Holdings Limited (“E-House”). To effectively execute its vertical strategy, the Company has agreed that should the transaction be completed, the Company will exchange all the E-House shares it beneficially owns (including shares acquired in the going-private transaction of E-House) upon the completion of the transaction with certain number of ordinary shares of Leju held by then E-House, based on an exchange ratio determined in accordance with a mutually agreed formula.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income attributable to SINA and non-GAAP diluted net income per share attributable to SINA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues in relation to the equity investment in E-House, stock-based compensation, amortization of intangible assets net of tax, adjustment for GAAP to non-GAAP reconciling items on the share of equity method investments, gain (loss) on the sale, deemed disposal and impairment on business, investment and non-controlling interest in a subsidiary, change in fair value of investor option liability, adjustment for GAAP to non-GAAP reconciling items for the gain (loss) attributable to non-controlling interests and amortization of convertible debt issuance cost. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 10:10 p.m. — 10:50 p.m. Eastern Time on August 18, 2015 (or 10:10 a.m. — 10:50 a.m. Beijing Time on August 19, 2015) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.cn. The conference call can be accessed as follows:

US:	+1 845 675 0437
Hong Kong:	+852 3018 6771
China:	+400 620 8038
International:	+65 6713 5090
Passcode for all regions:	11310415

A replay of the conference call will be available through morning Eastern Time August 27, 2015. The dial-in number is +61 2 8199 0299. The passcode for the replay is 11310415.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content in multi-media formats from desktop personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. Our mobile portal, SINA.cn, provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds up to 140 Chinese characters and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to SINA’s limited operating history in certain new businesses; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such a Alibaba; the Company’s reliance on mobile operators in China to provide MVAS and changes in mobile operators’ policies for MVAS in China; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2014 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2015	2014	2015	2015	2014
Net revenues:
Advertising	$176,258	$155,835	$150,353	$326,611	$291,561
Non-advertising	37,340	31,178	34,234	71,574	66,930
	213,598	187,013	184,587	398,185	358,491
Cost of revenues:
Advertising *	68,978	63,384	63,949	132,927	118,240
Non-advertising	17,014	10,258	13,368	30,382	23,933
	85,992	73,642	77,317	163,309	142,173
Gross profit	127,606	113,371	107,270	234,876	216,318

Operating expenses:
Sales and marketing *	53,984	56,944	60,251	114,235	106,904
Product development *	51,788	47,696	51,613	103,401	92,231
General and administrative *	28,659	19,406	20,634	49,293	36,582
Impairment on goodwill	—	14,526	—	—	14,526
	134,431	138,572	132,498	266,929	250,243
Loss from operations	(6,825)	(25,201)	(25,228)	(32,053)	(33,925)

Non-operating income:
Earning (Loss) from equity method investments, net	(2,729)	2,912	3,652	923	11,634
Gain (Loss) on sale of and impairment on investments, net	19,032	26,932	(1,085)	17,947	26,551
Change in fair value of investor option liability	—	(6,784)	—	—	(46,972)
Interest and other income, net	6,455	8,116	5,783	12,238	10,071
	22,758	31,176	8,350	31,108	1,284

Income (Loss) before income taxes	15,933	5,975	(16,878)	(945)	(32,641)
Income tax benefits (expenses)	(3,022)	1,474	2,985	(37)	2,690

Net income (loss)	12,911	7,449	(13,893)	(982)	(29,951)
Less: Net income (loss) attributable to non-controlling interests	1,243	(9,173)	(3,584)	(2,341)	(13,407)

Net income (loss) attributable to SINA	$11,668	$16,622	$(10,309)	$1,359	$(16,544)

Basic net income (loss) per share attributable to SINA	$0.20	$0.25	$(0.18)	$0.02	$(0.25)
Diluted net income (loss) per share attributable to SINA **	$0.19	$0.25	$(0.18)	$0.02	$(0.27)

Shares used in computing basic net income (loss) per share attributable to SINA	58,417	65,806	58,753	58,585	65,920
Shares used in computing diluted net income (loss) per share attributable to SINA	58,910	65,918	58,753	58,837	65,920

* Stock-based compensation in each category:
Cost of revenues - advertising	$1,139	$724	$1,423	$2,562	$1,499
Sales and marketing	2,594	1,103	2,622	5,216	2,250
Product development	3,104	1,530	3,495	6,599	2,885
General and administrative	7,689	4,072	5,834	13,523	7,682

**   Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	June 30,	December 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$886,222	$1,223,682
Short-term investments	1,046,616	942,856
Accounts receivable, net	288,238	259,764
Prepaid expenses and other current assets	238,693	109,214
Subtotal	2,459,769	2,535,516

Property and equipment, net	52,455	63,729
Goodwill and intangible assets, net	62,651	64,489
Long-term investments, net	1,025,013	860,003
Other assets	202,863	179,591
Total assets	$3,802,751	$3,703,328

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,530	$3,853
Accrued liabilities	449,367	320,268
Short-term loan	16,108	—
Deferred revenues	54,882	50,557
Income taxes payable	35,666	17,979
Subtotal	557,553	392,657

Convertible debt	800,000	800,000
Long-term deferred revenue	80,173	85,391
Other long-term liabilities	3,422	4,010
Total liabilities	1,441,148	1,282,058

Shareholders’ equity
SINA shareholders’ equity	2,068,240	2,145,772
Non-controlling interests	293,363	275,498
Total shareholders’ equity	2,361,603	2,421,270

Total liabilities and shareholders’ equity	$3,802,751	$3,703,328

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2015	2014	2015	2015	2014

Net revenues
Portal:
Portal Advertising	$88,391	$96,252	$71,193	$159,584	$180,125
Other	17,365	13,441	17,104	34,469	33,536
Subtotal	105,756	109,693	88,297	194,053	213,661

Weibo	107,842	77,320	96,290	204,132	144,830
	$213,598	$187,013	$184,587	$398,185	$358,491

Cost of revenues
Portal:
Portal Advertising	$41,047	$46,512	$38,974	$80,021	$85,968
Other	11,256	7,430	9,418	20,674	19,062
Subtotal	52,303	53,942	48,392	100,695	105,030

Weibo	33,689	19,700	28,925	62,614	37,143
	$85,992	$73,642	$77,317	$163,309	$142,173

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. dollars in thousands, except per share data)

	Three months ended
	June 30, 2015				June 30, 2014				March 31, 2015
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
Advertising revenues	$176,258			$176,258	$155,835			$155,835	$150,353			$150,353
Non-advertising revenues	37,340	(2,609	)(a)	34,731	31,178	(2,609	)(a)	28,569	34,234	(2,609	)(a)	31,625
Net revenues	$213,598	$(2,609)		$210,989	$187,013	$(2,609)		$184,404	$184,587	$(2,609)		$181,978

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		1,139	(b)			724	(b)			1,423	(b)
Gross profit	$127,606	$(1,470)		$126,136	$113,371	$(1,885)		$111,486	$107,270	$(1,186)		$106,084

						(6,705	)(b)
		(13,387	)(b)			(474	)(c)			(11,951	)(b)
		(906	)(c)			(14,526	)(d)			(902	)(c)
Operating expenses	$134,431	$(14,293)		$120,138	$138,572	$(21,705)		$116,867	$132,498	$(12,853)		$119,645

						(2,609	)(a)
		(2,609	)(a)			7,429	(b)			(2,609	)(a)
		14,526	(b)			474	(c)			13,374	(b)
		906	(c)			14,526	(d)			902	(c)
Income (Loss) from operations	$(6,825)	$12,823		$5,998	$(25,201)	$19,820		$(5,381)	$(25,228)	$11,667		$(13,561)

						(2,609	)(a)
						7,429	(b)
		(2,609	)(a)			369	(c)			(2,609	)(a)
		14,526	(b)			14,526	(d)			13,374	(b)
		697	(c)			2,279	(e)			694	(c)
		883	(e)			(26,932	)(f)			2,286	(e)
		(19,032	)(f)			6,784	(g)			1,085	(g)
		(3,236	)(h)			(7,791	)(h)			(2,644	)(h)
		1,099	(i)			1,398	(i)			1,111	(i)
Net income (loss) attributable to SINA	$11,668	$(7,672)		$3,996	$16,622	$(4,547)		$12,075	$(10,309)	$13,297		$2,988

Diluted net income (loss) per share attributable to SINA *	$0.19			$0.06	$0.25			$0.17	$(0.18)			$0.04
Shares used in computing diluted net income (loss) per share attributable to SINA	58,910	—		58,910	65,918	—		65,918	58,753	36	(j)	58,789

Gross margin - advertising	61%	1%		62%	59%	1%		60%	57%	1%		58%
Gross margin - non-advertising	54%	-3%		51%	67%	-3%		64%	61%	-3%		58%

	Six months ended
	June 30, 2015				June 30, 2014
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$326,611			$326,611	$291,561			$291,561
Non-advertising revenues	71,574	(5,218	)(a)	66,356	66,930	(6,741	)(a)	60,189
Net revenues	$398,185	$(5,218)		$392,967	$358,491	$(6,741)		$351,750

		(5,218	)(a)			(6,741	)(a)
		2,562	(b)			1,499	(b)
Gross profit	$234,876	$(2,656)		$232,220	$216,318	$(5,242)		$211,076

						(12,817	)(b)
		(25,338	)(b)			(1,645	)(c)
		(1,808	)(c)			(14,526	)(d)
Operating expenses	$266,929	$(27,146)		$239,783	$250,243	$(28,988)		$221,255

						(6,741	)(a)
		(5,218	)(a)			14,316	(b)
		27,900	(b)			1,645	(c)
		1,808	(c)			14,526	(d)
Loss from operations	$(32,053)	$24,490		$(7,563)	$(33,925)	$23,746		$(10,179)

						(6,741	)(a)
		(5,218	)(a)			14,316	(b)
		27,900	(b)			1,268	(c)
		1,391	(c)			14,526	(d)
		3,169	(e)			4,221	(e)
		(19,032	)(f)			(26,551	)(f)
		1,085	(g)			46,972	(g)
		(5,880	)(h)			(11,080	)(h)
		2,210	(i)			2,796	(i)
Net income (loss) attributable to SINA	$1,359	$5,625		$6,984	$(16,544)	$39,727		$23,183

Diluted net income (loss) per share attributable to SINA *	$0.02			$0.10	$(0.27)			$0.32
Shares used in computing diluted net income (loss) per share attributable to SINA	58,837	—		58,837	65,920	173	(j)	66,093

Gross margin - advertising	59%	1%		60%	59%	1%		60%
Gross margin - non-advertising	58%	-4%		54%	64%	-4%		60%

(a)         To adjust the recognition of deferred revenue related to the license agreements granted to E-House.

(b)         To adjust stock-based compensation.

(c)          To adjust  amortization of intangible assets and tax provision on amortization of intangible assets.

(d)         To adjust  the impairment on goodwill

(e)          To adjust the GAAP to Non-GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(f)           To adjust gain (loss) on sale of investments, gain (loss) on deemed disposal and (impairment) on investments, net.

(g)         To adjust the change in fair value of investor option liability.

(h)         To adjust GAAP to Non-GAAP reconciling items for the gain (loss) attributable to non-controlling interests.

(i)            To adjust convertible debt issuance cost.

(j)            To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*                 Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ GAAP TO NON-GAAP RESULTS*

	Three months ended
	June 30, 2015			June 30, 2014			March 31, 2015
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,395			$1,183			$1,381
To adjust amortization of intangible assets resulting from business acquisitions		416			778			607
To adjust the (gain) loss resulting from the fair value changes in investments		(1,224)			—			—
Earning (Loss) from equity method investments, net	$(2,433)	$587	$(1,846)	$3,230	$1,961	$5,191	$3,950	$1,988	$5,938
Share of amortization of equity investments’ intangibles not on their books	$(296)	$296	$—	$(318)	$318	$—	$(298)	$298	$—
	$(2,729)	$883	$(1,846)	$2,912	$2,279	$5,191	$3,652	$2,286	$5,938

	Six months ended
	June 30, 2015			June 30, 2014
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results

To adjust stock-based compensation		$2,776			$2,226
To adjust amortization of intangible assets resulting from business acquisitions		$1,023			1,354
To adjust the (gain) loss resulting from the fair value changes in investments		$(1,224)			—
Earning from equity method investments, net	$1,517	$2,575	$4,092	$12,275	$3,580	$15,855
Share of amortization of equity investments’ intangibles not on their books	$(594)	$594	$—	$(641)	$641	$—
	$923	$3,169	$4,092	$11,634	$4,221	$15,855

* Earning (Loss) from equity method investments is recorded one quarter in arrears.